For Immediate Release

Nordion Annual and Special Meeting of Shareholders to be Held on Tuesday, June 3, 2014
Sterigenics confirms offer, cash consideration of US$12.25 per share

Ottawa, Canada, May 27, 2014 – Nordion Inc. (TSX:NDN) (NYSE:NDZ) today announces that although a clear majority of Nordion shareholders support Sterigenics’ all-cash acquisition proposal at US$12.25 per share (the “Arrangement”), it does not appear that there will be sufficient shareholder support to approve the Sterigenics deal based on voting results currently available following the May 23, 2014 proxy voting deadline (the “Initial Proxy Deadline”). As of the Initial Proxy Deadline, approximately 71.4% of all outstanding shares have been voted by proxy on the Arrangement resolution. Approximately 64.8% of the shares voted is in favour of the Arrangement and approximately 35.2% of shares voted is against the Arrangement. The Arrangement resolution requires the approval of 66 2/3% of the votes cast by such shareholders.

Since receiving the vote information, Sterigenics was asked to increase its acquisition price. Sterigenics refused, noting it believes the current deal provides Nordion shareholders with full and fair value, after an extensive strategic review process.

Given that the vote is very close and Sterigenics has refused to increase its acquisition price, Nordion’s Board of Directors (the “Board”), acting on the unanimous recommendation of a special committee comprised solely of independent directors, has unanimously determined that postponing the Meeting to Tuesday, June 3, 2014 is in the best interest of Nordion. The postponement of the Meeting will provide shareholders with the opportunity to either cast their vote if they have not done so already or reconsider their position. The Board has reconfirmed its determination that the Arrangement is in the best interests of Nordion and continues to recommend that the shareholders vote FOR the Sterigenics acquisition proposal at US$12.25 per share in cash consideration.

The Meeting will now be held at 2:00 pm ET on Tuesday, June 3, 2014 at the Chateau Laurier, 1 Rideau Street, Ottawa, Ontario, Canada. The Meeting was originally scheduled to take place on May 27, 2014. The record date for shareholders entitled to vote at the Meeting remains April 24, 2014. Shareholders present in person or by proxy at the Meeting will vote on the resolution approving the previously announced proposed acquisition by Sterigenics of all the issued and outstanding common shares of Nordion for a cash consideration of US$12.25 per share and on the annual meeting matters. As of the Initial Proxy Deadline, over 80% of the shares voted are in favour of the election of each of the eight nominees to be elected as directors at the Meeting.

Potential Impact of the Arrangement Not Being Approved by Shareholders
The Arrangement is the best alternative resulting from an active and extensive strategic review process that was publicly announced on January 28, 2013. Although the terms and conditions of the Arrangement does not preclude any party from proposing or making an acquisition proposal, Nordion has not received any new proposal or offer from any party since the acquisition proposal announced on May 5, 2014 concurrently with the increase of the Sterigenics’ all-cash acquisition proposal to US$12.25 per share, a US$0.50 per share increase over the initial cash consideration of US$11.75 per share.

If the Arrangement is not approved by shareholders, either Nordion or Sterigenics may terminate the arrangement agreement at its option. If the Arrangement is not completed, the market price of the shares may be materially adversely affected and there can be no assurance that Nordion will be able to find a party willing to pay a price per share at least equal to the price to be paid pursuant to the terms of the Arrangement.

Voting Information
Given the status of the current voting results, your vote is important regardless of the number of shares you hold and the Board of Directors urges you to vote. In accordance with the postponement of the Meeting, the deadline for your proxies be received by Nordion’s transfer agent, CST Trust Company is now 5:00 pm on Friday May 30, 2014. You are entitled to vote at the Meeting if you were a Shareholder on April 24, 2014.

If you who have already submitted your proxy and you do not wish to change your votes on the matters set forth therein, no further action is required on your part and your votes will be counted at the Meeting in accordance with the proxy you have already submitted. If you have already submitted your proxy and you wish to change how your proxy was voted, you must comply with the proxy revocation procedures set forth in the proxy and in Nordion’s management information circular dated April 22, 2014, as supplemented on May 8, 2014 (the “Circular”). The Circular contains important information about the transaction and the Meeting and is available under Nordion’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Canadian Shareholders who require assistance in voting their proxies may direct their inquiries to Nordion’s proxy solicitation agent for Canada, CST Phoenix Advisors, by toll-free telephone in North America at 1-800-332-4904 or at 1-201-806-2222 outside of North America.

U.S. Shareholders who require assistance in voting their proxies may direct their inquiries to Nordion's proxy solicitation agent for the U.S., Innisfree M&A Incorporated, by toll-free telephone in North America at 1-888-750-5834, or collect at 1-212-750-5833.

For those Shareholders that cannot attend the Meeting in person, Nordion has made arrangements to provide a live teleconference of the Meeting. However, Shareholders will not be permitted to vote or otherwise participate in the Meeting through the teleconference facility.

To attend via Teleconference, you must register in advance at:
https://selfreg-inscriptionauto.confsolutions.ca/webportal/reg.html?Acc=6236061574&Conf=146105
Passcode and PIN will be provided upon registration.

About Nordion Inc.
Nordion Inc. (TSX:NDN) (NYSE:NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has over 400 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at twitter.com/NordionInc.

CONTACTS:

MEDIA:
Shelley Maclean
(613) 592-3400 x 2414
Shelley.Maclean@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion

Caution Concerning Forward-Looking Statements
This release contains forward-looking statements, within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to:  the timing and anticipated receipt of required security holder approvals for the transaction; the potential impact of the Arrangement not being approved by shareholders; the anticipated timing of the annual and special meeting of Nordion shareholders to consider the transaction; and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. In respect of the forward-looking statements and information concerning the completion of the proposed transaction and the anticipated timing for the completion of the transaction, Nordion has provided such statements and information in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the time required to prepare and mail security holder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary shareholder approvals; and other assumptions and expectations concerning the transaction. There can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The proposed transaction could be modified, restructured or terminated. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic, regulatory and competitive uncertainties and contingencies. Readers are cautioned that the foregoing list of factors is not exhaustive. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Accordingly, this release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2013 Annual Information Form (AIF) and our 2014 Management Information Circular, and our success in anticipating and managing those risks. Our 2013 AIF, 2014 Management Information Circular, and our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Nordion’s website at www.nordion.com. We caution readers not to place undue reliance on the Company’s forward-looking statements, as a number of factors could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.